UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 22, 2018	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated October 20, 2018 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about outcome of the Board meeting of Bank held on October 20, 2018.

Exhibit I

20th October, 2018

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Financial Results for the Quarter and Half Year ended 30th September, 2018

We send herewith the financial results for the second quarter (unaudited) and half year (audited) ended on 30th September, 2018, segment reporting, Press Release and report of the Statutory Auditor in this regard. The results were duly approved by the Board of Directors at its meeting held today.

The aforesaid audited financial results have been submitted to the stock exchanges in India as per the listing requirements of those Stock Exchanges.

Kindly take the same on your records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Vice President- Legal & Company Secretary

Encl. : a/a.

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2018

( in lacs)

	Particulars	Quarter ended			Half year ended		Year ended
		30.09.2018	30.06.2018	30.09.2017	30.09.2018	30.09.2017	31.03.2018
		Unaudited	Unaudited	Unaudited	Audited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	2419956	2254898	1967028	4674854	3833900	8024135
	a) Interest / discount on advances / bills	1882768	1739073	1535575	3621841	2984181	6266179
	b) Income on Investments	504224	458929	400646	963153	789943	1622237
	c) Interest on balances with Reserve Bank of India and other inter bank funds	9358	33238	10649	42596	21469	52388
	d) Others	23606	23658	20158	47264	38307	83331
2	Other Income	401559	381806	360590	783365	712256	1522031
3	Total Income (1)+(2)	2821515	2636704	2327618	5458219	4546156	9546166
4	Interest Expended	1243615	1173541	991821	2417156	1921619	4014649
5	Operating Expenses (i)+(ii)	629905	598388	554005	1228293	1090751	2269036
	i) Employees cost	190921	181051	171577	371972	337328	680574
	ii) Other operating expenses (Refer Note 8)	438984	417337	382428	856321	753423	1588462
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	1873520	1771929	1545826	3645449	3012370	6283685
7	Operating Profit before Provisions and Contingencies (3)-(6)	947995	864775	781792	1812770	1533786	3262481
8	Provisions (other than tax) and Contingencies	181996	162937	147619	344933	303495	592749
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	765999	701838	634173	1467837	1230291	2669732
11	Tax Expense	265426	241694	219070	507120	425804	921057
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	500573	460144	415103	960717	804487	1748675
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	500573	460144	415103	960717	804487	1748675
15	Paid up equity share capital (Face Value of 2/- each)	54344	52083	51680	54344	51680	51902
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)						10577601
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	17.1%	14.6%	15.1%	17.1%	15.1%	14.8%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	18.7	17.7	16.1	36.4	31.3	67.8
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	18.5	17.5	15.9	36.0	30.9	66.8
	(iv) NPA Ratios
	(a) Gross NPAs	1009773	953862	770284	1009773	770284	860697
	(b) Net NPAs	302824	290710	259683	302824	259683	260102
	(c) % of Gross NPAs to Gross Advances	1.33%	1.33%	1.26%	1.33%	1.26%	1.30%
	(d) % of Net NPAs to Net Advances	0.40%	0.41%	0.43%	0.40%	0.43%	0.40%
	(v) Return on assets (average) - not annualized	0.00%	0.44%	0.47%	0.00%	0.93%	1.93%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

(  in lacs)

Particulars		Quarter ended			Half year ended		Year ended
		30.09.2018	30.06.2018	30.09.2017	30.09.2018	30.09.2017	31.03.2018
		Unaudited	Unaudited	Unaudited	Audited	Audited	Audited
1	Segment Revenue
a)	Treasury	570578	528532	492717	1099110	966805	1984137
b)	Retail Banking	2170602	2040059	1798234	4210661	3557463	7384305
c)	Wholesale Banking	1339481	1237905	1038220	2577386	1975443	4150413
d)	Other Banking Operations	363889	327863	277984	691752	533101	1225914
e)	Unallocated	5278	—	—	5278	—	—
	Total	4449828	4134359	3607155	8584187	7032812	14744769
	Less: Inter Segment Revenue	1628313	1497655	1279537	3125968	2486656	5198603

	Income from Operations	2821515	2636704	2327618	5458219	4546156	9546166

2	Segment Results
a)	Treasury	1368	5045	42822	6413	88561	154000
b)	Retail Banking	301447	314468	263109	615915	475347	997172
c)	Wholesale Banking	349871	315585	271927	665456	554117	1172051
d)	Other Banking Operations	158682	117238	110909	275920	209016	548790
e)	Unallocated	(45369)	(50498)	(54594)	(95867)	(96750)	(202281)

	Total Profit Before Tax	765999	701838	634173	1467837	1230291	2669732

3	Segment Assets
a)	Treasury	34504331	30170308	27557908	34504331	27557908	35089438
b)	Retail Banking	40422879	38606584	33628360	40422879	33628360	37190659
c)	Wholesale Banking	36940961	34681446	28245767	36940961	28245767	29704057
d)	Other Banking Operations	4437850	3994672	3341673	4437850	3341673	3759549
e)	Unallocated	683764	587899	590025	683764	590025	649728

	Total	116989785	108040909	93363733	116989785	93363733	106393431

4	Segment Liabilities
a)	Treasury	8347369	5869806	4127964	8347369	4127964	5534970
b)	Retail Banking	65759009	62955796	54309020	65759009	54309020	59878546
c)	Wholesale Banking	25987903	25546051	22015850	25987903	22015850	27028720
d)	Other Banking Operations	498533	429847	440338	498533	440338	408150
e)	Unallocated	2673763	2472402	2876242	2673763	2876242	2913542

	Total	103266577	97273902	83769414	103266577	83769414	95763928

5	Capital Employed
	(Segment Assets-Segment Liabilities)
a)	Treasury	26156962	24300502	23429944	26156962	23429944	29554468
b)	Retail Banking	(25336130)	(24349212)	(20680660)	(25336130)	(20680660)	(22687887)
c)	Wholesale Banking	10953058	9135395	6229917	10953058	6229917	2675337
d)	Other Banking Operations	3939317	3564825	2901335	3939317	2901335	3351399
e)	Unallocated	(1989999)	(1884503)	(2286217)	(1989999)	(2286217)	(2263814)

	Total	13723208	10767007	9594319	13723208	9594319	10629503

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as at September 30, 2018 is given below:

		( in lacs)
Particulars	As at 30.09.2018	As at 30.09.2017	As at 31.03.2018
CAPITAL AND LIABILITIES	Audited	Audited	Audited
Capital	54344	51680	51902
Reserves and Surplus	13668864	9542639	10577601
Deposits	83336412	68934590	78877064
Borrowings	14271858	10153108	12310497
Other Liabilities and Provisions	5658307	4681716	4576367

Total	116989785	93363733	106393431

ASSETS
Cash and Balances with Reserve Bank of India	5074353	3594151	10467047
Balances with Banks and Money at Call and Short notice	1373281	988759	1824460
Investments	30008586	24027904	24220024
Advances	75083810	60486694	65833309
Fixed Assets	380580	353287	360721
Other Assets	5069175	3912938	3687870

Total	116989785	93363733	106393431

2

The above results have been approved by the Board of Directors at its meeting held on October 20, 2018. The results for the quarter and half year ended September 30, 2018 have been subjected to limited reveiw and an audit respectively by the Statutory Auditors of the Bank. The reports theron are unmodified. The financial results for the quarter and half year ended September 30, 2017 and the year ended March 31, 2018 were subjected to limited review / audit by another firm of chartered accountants.

3	The Bank has followed the same significant accounting policies in the preparation of these financial results as those followed in the annual financial statements for the year ended March 31, 2018.
4

During the quarter and half year ended September 30, 2018, the Bank allotted 85,74,281 and 1,76,41,881 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

5

On July 17, 2018, the Bank made a preferential allotment of 3,90,96,817 equity shares to Housing Development Finance Corporation Limited at a price of  2,174.09 per equity share (including share premium of  2,172.09 per equity share), aggregating to  8,500 crore. On August 2, 2018, the Bank concluded a Qualified Institutional Placement (QIP) of 1,28,47,222 equity shares at a price of  2,160 per equity share aggregating to  2,775 crore and an American Depository Receipt (ADR) offering of 1,75,00,000 ADRs (representing 5,25,00,000 equity shares) at a price of USD 104 per ADR, aggregating to USD 1,820 million (equivalent  12,440.90 crore). Consequent to the above issuances, share capital increased by  20.89 crore and share premium increased by  23,568.72 crore, net of share issue expenses of  126.29 crore. The issuances were made pursuant to the shareholder and regulatory approvals.

6

In accordance with RBI guidelines, banks are required to make Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. The Bank’s Pillar 3 disclosures are available on its website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. These disclosures have not been subjected to audit or review by the statutory auditors.

7

Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts previously written off.

8

Other operating expenses include commission paid to sales agents of  705.44 crore (previous period :  600.00 crore) and  1,442.66 crore (previous period :  1,130.21 crore) for the quarter and half year ended September 30, 2018 respectively.

9	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
10	10 lac = 1 million

 10 million =  1 crore

Place : Mumbai	Aditya Puri
Date : October 20, 2018	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND HALF YEAR

ENDED SEPTEMBER 30, 2018

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and half year ended September 30, 2018, at their meeting held in Mumbai on Saturday, October 20, 2018. The accounts have been subjected to an audit by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2018

The Bank’s total income for the quarter ended September 30, 2018 at  28,215.2 crore grew by 21.2% from  23,276.2 crore for the quarter ended September 30, 2017. Net revenues (net interest income plus other income) increased by 18.1% to  15,779.0 crore for the quarter ended September 30, 2018 from  13,358.0 crore in the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2018 grew by 20.6% to 11,763.4 crore, from  9,752.1 crore for the quarter ended September 30, 2017, driven by average asset growth of 22.9% and a net interest margin for the quarter of 4.3%.

Other income (non-interest revenue) for the quarter ended September 30, 2018 was  4,015.6 crore. Fees and commission income at  3,295.6 crore for the quarter ended September 30, 2018 constituted 82.1% of other income and grew by 26.1% over  2,614.0 crore in the corresponding quarter ended September 30, 2017. The other three components of other income for the quarter ended September 30, 2018 were foreign exchange & derivatives revenue of  419.8 crore (  384.0 crore for the corresponding quarter of the previous year), loss on revaluation / sale of investments of  32.8 crore (gain of  355.9 crore for the corresponding quarter of the previous year) and miscellaneous income, including recoveries, of  333.0 crore (  252.0 crore for the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Operating expenses for the quarter ended September 30, 2018 were  6,299.1 crore, an increase of 13.7% over  5,540.1 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 39.9% as against 41.5% for the corresponding quarter ended September 30, 2017.

Provisions and contingencies for the quarter ended September 30, 2018 were  1,820.0 crore (consisting of specific loan loss provisions  1,572.5 crore and general provisions and other provisions  247.5 crore) as against  1,476.2 crore (consisting of specific loan loss provisions  1,078.8 crore and general and other provisions  397.4 crore) for the quarter ended September 30, 2017.

Profit before tax (PBT) for the quarter ended September 30, 2018 was up 20.8% to  7,660.0 crore.

After providing  2,654.3 crore for taxation, the Bank earned a net profit of  5,005.7 crore, an increase of 20.6% over the quarter ended September 30, 2017.

Balance Sheet: As of September 30, 2018

Total balance sheet size as of September 30, 2018 was  11,69,898 crore as against  9,33,637 crore as of September 30, 2017.

Total deposits as of September 30, 2018 were  8,33,364 crore, an increase of 20.9% over September 30, 2017. CASA deposits grew at 18.3% with savings account deposits growing by 18.7% over the previous year to reach  2,34,568 crore and current account deposits growing by 17.7% over the previous year to reach  1,15,131 crore. Time deposits were at  4,83,665 crore, an increase of 22.8% over the previous year, resulting in CASA deposits comprising 42.0% of total deposits as of September 30, 2018. The focus on deposits has helped in maintenance of a healthy liquidity coverage ratio at 118%, much above the regulatory requirement.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Total advances as of September 30, 2018 were  7,50,838 crore. Domestic advances grew by 24.2% over September 30, 2017. As per regulatory [Basel 2] segment classification, domestic retail loans grew by 23.8% and domestic wholesale loans grew by 24.7% (as per internal business classification, the growth was 23.3% and 26.2% respectively). The domestic loan mix as per Basel 2 classification between retail:wholesale was 55:45. Overseas advances constituted 3% of total advances.

Half Year ended September 30, 2018

For the half year ended September 30, 2018, the Bank earned a total income of  54,582.2 crore as against  45,461.6 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2018 were  30,410.6 crore, as against  26,245.4 crore for the six months ended September 30, 2017. Net profit for the half year ended September 30, 2018 was  9,607.2 crore, up by 19.4% over the corresponding half year ended September 30, 2017.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 17.1% as on September 30, 2018 (15.1% as on September 30, 2017) as against a regulatory requirement of 11.025% which includes Capital Conservation Buffer of 1.875%, and an additional requirement of 0.15% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB).

Tier 1 CAR was at 15.6% as of September 30, 2018 compared to 13.3% as of September 30, 2017. Common Equity Tier 1 Capital ratio was at 14.7% as of September 30, 2018. Risk-weighted Assets were at  8,86,489 crore (as against  7,38,465 crore as at September 30, 2017).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

On July 17, 2018, the Bank made a preferential allotment of 3,90,96,817 equity shares to Housing Development Finance Corporation Limited at an issue price of  2,174.09 per equity share aggregating to  8,500 crore. On August 2, 2018, the Bank concluded a Qualified Institutions Placement (QIP) of 1,28,47,222 equity shares at a price of  2,160 per equity share aggregating to  2,775 crore and an American Depository Receipt (ADR) offering of 1,75,00,000 ADRs (representing 5,25,00,000 equity shares) at a price of USD 104 per ADR, aggregating to USD 1,820 million. Consequent to the above issuances, total equity (including share premium) increased by  23,590 crore, net of share issue expenses.

NETWORK

As of September 30, 2018, the Bank’s distribution network was at 4,825 banking outlets and 13,018 ATMs across 2,718 cities / towns as against 4,729 banking outlets and 12,259 ATMs across 2,669 cities / towns as of September 30, 2017. Of the total banking outlets, 53% are in semi-urban and rural areas. Number of employees were at 94,907 as of September 30, 2018 (as against 86,457 as of September 30, 2017).

ASSET QUALITY

Gross non-performing assets were at 1.33% of gross advances as on September 30, 2018, as against 1.33% as on June 30, 2018 and 1.26% as on September 30, 2017. Coverage ratio as on September 30, 2018 was 70%. Net non-performing assets were at 0.4% of net advances as on September 30, 2018. The Bank held floating provisions of  1,451 crore as on September 30, 2018. Total provisions (comprising specific provisions, general provisions and floating provisions) were 117% of the gross non-performing loans as on September 30, 2018.

Note:

 = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com